Delisting Determination, The Nasdaq Stock Market, LLC, March 3, 2023, Arbor Rapha Capital Bioholdings Corp. I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock, warrants, and units of Arbor Rapha Capital Bioholdings Corp. I, effective at the opening of the trading session on March 13, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(B), 5450(b)(2)(A), and 5450(b)(2)(C).
The Company was notified of the Staff determination on January 13, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on January 24, 2023.